UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

REPURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE PERIOD JANUARY 1, 2017 TO JULY 28, 2017

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITIONAL PERIOD FROM TO

COMMISSION FILE NUMBER 001-3610

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RTI BARGAINING UNIT EMPLOYEE SAVINGS

AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ARCONIC INC.

390 Park Avenue

New York, NY 10022-4608

RTI BARGAINING UNIT EMPLOYEE SAVINGS AND INVESTMENT PLAN

Financial Statements

As of July 28, 2017 and December 31, 2016 and for the Period January 1, 2017 to July 28, 2017

REQUIRED INFORMATION

The financial statements of the RTI Bargaining Unit Employee Savings and Investment Plan (the “Plan”) and accompanying report of the independent registered public accounting firm for such Plan set forth as Exhibit 99.1 are being furnished pursuant to the rules and regulations of the Securities and Exchange Commission.

Index to Exhibits

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 99.1	Report of Independent Registered Public Accounting Firm and the RTI Bargaining Unit Employee Savings and Investment Plan Financial Statements as of July 28, 2017 and December 31, 2016 and for the Period January 1, 2017 to July 28, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant (who administers the employee benefit plan) has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RTI BARGAINING UNIT EMPLOYEE SAVINGS AND INVESTMENT PLAN

	By:	RTI International Metals, Inc., its administrator

Date: January 23, 2018	By:	/s/ Brian Redmond
Brian Redmond
Benefits Management Committee Member

	By:	/s/ Scott Zahorchak
Scott Zahorchak
Benefits Management Committee Member

	By:	/s/ Vasantha Nair
Vasantha Nair
Benefits Management Committee Member

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